Exhibit 99.1

28 March 2022

BURFORD CAPITAL CLOSES NEW $360 MILLION PRIVATE INVESTMENT FUND

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces that it has raised a new $360 million private investment fund, the Burford Advantage Master Fund LP (“Advantage Fund”).

The Advantage Fund focuses on lower risk, lower return pre-settlement litigation investments than we include in our core legal finance portfolio, targeting matters expected to produce returns in the 12-20% IRR range. The Advantage Fund fills the gap between the Burford Alternative Income Fund, which focuses on lower return post-settlement investments, and Burford’s core business.

The Advantage Fund has a structure that rewards Burford more than traditional fund models for producing good performance: the fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while Burford retains any excess return. Based on our internal modeling, Burford does better with this approach than a traditional “2 and 20” fee structure once its returns exceed approximately 13%. (If the fund produces super-normal returns for this level of risk, which is not expected, a level of sharing with fund investors would kick in.)

A range of institutional investors made commitments in the aggregate amount of $300 million. Burford has made a 20% commitment, or a further $60 million. The Advantage Fund’s investment period runs until December 24, 2024, with a multi-year harvest period thereafter under an American waterfall.

Christopher Bogart, Burford Capital’s chief executive officer, commented:

“Burford is still scratching the surface of the legal finance market. As we continue to respond to our clients’ needs, we have found unmet demand for products in the middle range where litigation risk remains but where the risk is anticipated to be lower for structural or other reasons. In response to this demand, we have created the Advantage Fund to match client demand with institutional investors seeking exposure to the uncorrelated cash flows of legal finance at a lower risk of loss with commensurate returns.”

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC (“BCIM”), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.